TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

FILE No. 82-5176

May 9, 2002

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sir or Madam:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith the English translation of the following document, contents of which were announced by the Company:

Notice of Foreign Ownership of Our Shares

Yours truly,

Kunio Aoki

KA/ky
Encl.
cc: Fuji Television Network, Incorporated

(Translation)

April 24, 2002

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Location of head office:	4-8, Daiba 2-chome, Minato-ku, Tokyo
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Mr. Takeshi Uhara General Manager of Accounting Dept. Tel: 03-5500-8163

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of March 31, 2002, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan) to the total voting rights in respect of all issued shares of the Company is as described below:

Description

1. Percentage of foreign ownership as of March 31, 2002

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	185,026.0 shares (185,026.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	1,074,304.2 shares (1,067,781.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	17.33%

Note: The above percentage of foreign ownership represents the final percentage thereof as at the end of the business year ended March 31, 2002.

2. Date of public notice

May 1, 2002 (to be inserted in morning papers of *The Sangyo Keizai Shimbun* and *The Nihon Keizai Shimbun*).

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

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